# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Found Gold Corp., CIK 0001840616
CUSIP: 64440N103
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia Canada (A1), V6E 4E5
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950142-25-000297
Filed by CIK 0001791972

## Reporting persons
- Palisades Goldcorp Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 33,500,076; shared voting power 0; sole dispositive power 33,500,076; shared dispositive power 0; aggregate amount beneficially owned 33,500,076 (13.7% of the class)
  Comment: Row 11: Based on 245,126,725 Shares outstanding as of November 6, 2025 (as reported in Exhibit 99.2 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 7, 2025).

## Item 1. Issuer
Name of issuer: New Found Gold Corp.
Address of issuer's principal executive offices: 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, Canada, V6E 4E5

## Item 2. Person Filing
Name of person filing: Palisades Goldcorp Ltd.
Address of principal business office or, if none, residence: 221 - 998 Harbourside Drive, North Vancouver, British Columbia, Canada, V7P 3T2
Citizenship: British Columbia, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 33,500,076.00
Percent of class: 13.7
Sole power to vote or to direct the vote: 33,500,076.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 33,500,076.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Palisades Goldcorp Ltd.: /s/ Jeff Stieber, Chief Financial Officer (11/07/2025)